Exhibit 99.8
July 19, 2007 NDTV Media Interview on the Financial Performance of Wipro Limited for the Quarter ended June 30, 2007
Interviewee:
Sudip Nandy, Chief Strategy Officer
Pratik Kumar, Executive Vice President, Human Resources
Anchor#1: Now joining us is Mr Sudip Nandy, the man who’s doing all the thinking at Wipro. Also here with us is Mr Pratik Kumar. I was told you are a busy corporate due to wage issues that Wipro has actually advanced because of market conditions. Gentlemen, I appreciate your time. Let’s keep Wipro aside and let’s talk about the general environment – billing rates, existing business, business coming from new clients – could you give us a sense of that?
Sudip Nandy: If you keep the impact of the Forex away from the whole discussion, then its been a very good quarter. We had a 5.1% sequential increase in revenues that was actually backed by a 6.3% volume growth. We have improved significantly in operating parameters. Our gross utilization is up by 4% points from last quarter and net utilization up by 6% points. We have hired a record number of people, net additions have been 4300. The demand environment remains very strong. We are seeing robust growth. We added 39 new clients in the quarter. Nine of them are from the Fortune 500 and Global 500. Its been a good quarter, barring the impact of foreign exchange on the margins.
Anchor#1: Could you give us a sense of what you mean by strong? Is it getting better than Q4?
Sudip Nandy: Yes. Last quarter we had given a guidance of $711 million for Q1 and have actually delivered $726 million. Number of deals in the pipeline is very healthy. We have closed one deal in the last quarter, which is more than $100 million. And the number of such deals in the pipeline remains healthy. So the demand environment, if anything, is showing an uptake rather than a down take.
Anchor#1: Your margins went down by 250 bps. Can you give us a sense that how much you were really able to make up?
Sudip Nandy: If you look from Q4 of last year to Q1 of this year, the net impact of Forex was about 3.4%. By tweaking the different operating parameters we were able to make up 1% and therefore the impact is 2.4%. Last quarter a dollar to rupee was at Rs.44.13. This quarter it is at Rs.40.63. So there has been a steep drop from last quarter to this quarter in rupee numbers. So the impact looks higher. But we were able to make up 1% point because of operating parameters and we hope this becomes better in the coming quarters.
Anchor#1: Pratik, your counterparts have considered a wage hike. What about Wipro?
Pratik Kumar: We have advanced it. Typically we do it from Q3 beginning but this time we are doing it from August 1st, and the reason’s are very simple. We wanted to align it with our appraisal cycle and especially if the rest of the industry peers are doing it one cycle and if we do it later, there is a certain vulnerability which we wanted to remove. This is the time cycle we want to follow in the future as well. We factor in about 200 basis points margin impact on account of this wage increase. We continue to see robustness in our utilization numbers. We think that should be able to recover and be able to factor in the margin impact which we would be having on account of wage hike.
Anchor#1: Assuming rupee remains where it is, how much would you gain because of higher utilization rates, higher productivity gains and better cost management?
Pratik Kumar: We should be able to absorb fully the impact due to the wage hike, which we are doing in Q2 as against Q3, and be able to be in the same range where we were in Q1 and be able to show a slight improvement.
Anchor#1: So the margins will not go down further?
Pratik Kumar: No.
Anchor#1: That’s something in what you believe?
Pratik Kumar: Yeah. Absolutely.
Anchor#1: Your acquisitions are turning around. Are you capturing more alignment from these?
Sudip Nandy: In our guidance that we have given, of $777 million, we have not factored in any acquisitions. That will be over and above this number. We see a significantly better environment quarter on quarter. We continue to look for acquisitions. We have made an acquisition in the Wipro Consumer Care business, called Unza, that has presence in the Middle East and in South East Asia – that has not been consummated. The target date for that is Q2. We have not factored in any acquisitions.
But we are looking at acquisitions aggressively and actively, looking for the right strategic fit to fill up our gaps in our offerings, to have platform based offerings, to have non-linear offerings and so on. So the hunt is on but we have not factored any new acquisitions in our numbers.
Anchor#1: No large acquisition except Unza and not in the IT space.
Sudip Nandy: We are active. We did the 3D Networks acquisition in India in IT which is a Nortel System Integrator for the Call Centre business, which is performing ahead of plan. We will see quite a few small and hopefully a large acquisition in the coming quarters. But you know, with these deals, you never know till you have actually signed them, that they are going to come your way or not.
Anchor#1: The press has been reporting five acquisitions in the IT services in the next two quarters.
Sudip Nandy: Two quarters! Wow. We hope we are able to bear them out.
Pratik Kumar: I can assure you he is keeping himself busy.
Sudip Nandy: I keep myself busy, yeah.
Anchor#1: Do you think you are moving up the value chain? Some Indian IT companies are moving into consulting, they are really doing the full delivery model. Are you ready to give your clients full service lines so to speak?
Sudip Nandy: The full service is an interesting angle and consulting is slightly different. Consulting is really the wedge, that gets us into the client. What we offer is integrated offering combining the classical Application Development or Package Implementation combined with Infrastructure Services and BPO, all put together. In the BPO world, of the total revenue we have today, about 33% of our business this quarter came from Integrated Services; So the actual merger of BPO business into the IT business, the IT business vertical heads carrying a BPO target, creating solutions that combine the whole offering as one is paying off. Which is why we are seeing so much of turnaround in the mix of our BPO business and the overall offering to customers.
In consulting, we have about 300 odd consultants between the classical consulting, quality consulting, and the embedded domain consultants. If we add the acquisition that we did, of people like Enabler in Portugal – which are retail consultants, and consultants we have in the India and Asia-Pac business, we have upwards of 1500 consultants in the company. And they have become a very critical component. We are reporting a 1-2 % number for consultants in the company. But if you add all those numbers, its more like 5% or 6% of our revenues come from consulting. And its going to be increasingly important for us to use that to open new accounts, offer new services.
Anchor#1: Mr Kumar, one big issue for Wipro has been the utilization rate. How much more do you think you can improve?
Pratik Kumar: I think we still have, if not significant, some headspace. We think that there is potential to take it up by another couple of utilization points – which should be possible.
Anchor#1: 200? 300?
Pratik Kumar: No point in trying to put a number to it. When we started the quarter we weren’t sure we will be able to improve by 4% points. But we were able to deliver. We think if our engine continues to go ahead in good shape we can do it better. And perhaps be the best in class in the industry.
Sudip Nandy: We also have levers in the age mix.
Pratik Kumar: Yeah. If you think about one of the other parameters very often the organization’s benchmark themselves is the profile mix of people and what percentage of them would be in a less than three year category. That’s indicative of the kind of cost structure which you have. Eight quarters back about 35% of our total population was in the range of less than three years segment. In the last 8 quarters we have taken this up to 45%. We think during the course of the year, we can bring it up to say about 50-51%. And every percentage movement can give us a margin improvement of about 0.3-0.4%.
Anchor#1: Market says, Infosys will give a conservative guidance, TCS never gives guidance, and Wipro gives a realistic guidance. Your response to that...
Pratik Kumar: Absolute right. I mean we’ll give you a guidance we believe we’ll deliver on.
Anchor#1: Which means Q2 guidelines is realistic.
Sudip Nandy: Very realistic.
Anchor#1: Gentlemen thank you very much for joining us